FRANK J. HARITON • ATTORNEY - AT - LAW

1065 Dobbs Ferry Road • White Plains • New York 10607 • (Tel) (914) 674-4373 • (Fax) (914) 693-2963 • (e-mail) hariton@sprynet.com

October 11, 2012

Larry Spirgel, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

ANV Security Group Inc. (the “Issuer”)

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 30, 2012

Form 10-Q for the Fiscal Quarter Ended June 30, 2012

Filed August 14, 2012

File No. 000-53802

Ladies and Gentlemen:

This letter confirms that the Issuer has received your letter, dated October 2, 2012 (the “Letter”).  We further advise you that due to a national holiday in China and the Issuer’s staffing limitations, the Issuer will require an additional 10 business days to complete its response to the Letter.

Should you require anything further, do not hesitate to contact me.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton